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                          June 14, 2024

       David A. Dodd
       Chief Executive Officer
       GeoVax Labs, Inc.
       1900 Lake Park Drive, Suite 380
       Smyrna, Georgia 30080

                                                        Re: GeoVax Labs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-280040

       Dear David A. Dodd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              F. Reid Avett, Esq.